Exhibit 10.12

Tekelec

**Summary of Compensation for Non-Employee Members
of the Board of Directors and its Committees**

1. <u>Board of Directors - Annual Retainer</u>

Board Members (except Chairman of the Board)	$50,000
Chairman of the Board	$125,000

2. <u>Compensation Committee - Annual Retainer</u>

Committee Members (except Committee Chairman)	$5,000
Compensation Committee Chairman	$16,000

3. <u>Audit Committee - Annual Retainer</u>

Committee Members (except Committee Chairman)	$8,000
Audit Committee Chairman	$20,000

4. <u>Nominating and Corporate Governance Committee - Annual Retainer</u>

Committee Members (except Committee Chairman)	$4,000
Nominating and Corporate Governance Committee Chairman	$10,000

5. <u>Corporate Development Committee - Annual Retainer</u>

Committee Members (except Committee Chairman)	$4,000
Corporate Development Committee Chairman	$10,000

The above compensation became effective as of July 1, 2008. In addition to annual cash retainers (which are paid on a quarterly basis), non-employee directors are eligible to receive grants of equity securities under the Company's Amended and Restated 2003 Equity Incentive Plan (the "2003 Plan"). The 2003 Plan is included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-15135), as filed with the Securities and Exchange Commission on May 22, 2008.

*   *   *